FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 11, 2007

Item 3: News Release:

A news release dated and issued on May 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital / Xstrata Nickel commence drilling at West Timmins Nickel Project, South of Montcalm Mine, Ontario.

Item 5: Full Description of Material Change:

Pacific North West Capital / Xstrata Nickel commence drilling at West Timmins Nickel Project, South of Montcalm Mine, Ontario

May 11, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that a diamond drill program (approximately 2,000 metres) has commenced to evaluate EM conductors to depths of 200 metres south of the Montcalm Mine claims, Timmins, Ontario.  The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).

The PFN drill program will evaluate deep conductive targets, identified from a Pulse EM survey, with coincident magnetic signatures similar to those identified over the Montcalm Mine mineralization.  These drill targets are also supported by the identification of a geological environment from previous drill results in 2005, to the south-west of the Montcalm Mine, similar to that hosting the ore mineralization (Cu-Ni) in the Montcalm Mine.  The West Timmins Project was obtained by a Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the West Timmins Project.  The West Timmins Project covers 355 kms2 (26,928 hectares), some 60 kms west of Timmins, Ontario (see location figure below).

N
PFN - Xstrata Joint Venture
Legend
2007 Diamond Drilling
2005 Diamond Drilling
Montcalm Mining Lease
PFN - XTR Joint Venture Area
Roads
2006 Grids - Line Cutting
2005 Grids
Montcam Mine
4.1 Million Tonnes
1.38% Ni, 0.64% Cu
N
0 500 1,000 2,000 3,000 4,000
Meters
2007 West Timmins Diamond Drilling
Pacific North West Capital Corp.
xstrata nickel

Numerous other anomalies, along strike of the MIC, delineated by airborne EM (AeroTEM), downhole geophysics, and geochemical techniques (MMI survey) remain to be drill tested.  Other geological target areas within the MIC still have to be evaluated by ground reconnaissance surveys.  These follow-up programs are expected to be initiated later in the year.

The West Timmins project is located adjacent to Xstrata Nickel’s Montcalm deposit.  The deposit contains a Proven Mineral Reserve of 4.1 million tonnes @ 1.38% Ni, 0.64% Cu as of December 31, 2006.  Ore is transported 108 km east from the Montcalm Mine to the Kidd Creek Metallurgical Complex to be processed (See Location Figure).

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is a premier explorer in the search for Platinum Group Metals (PGMs) in North America and is currently in the most aggressive acquisition phase of the company's history focusing on new PGM and Nickel projects. PFN is committed to advancing its existing projects and acquiring new PGM and base metals projects via self-funding or option/joint venture agreements with major mining companies. The company has $4.7 million in working capital and no debt.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. Stillwater Mining recently signed a letter of intent to invest $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project. PFN is the project operator.

PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. In March management presented Anglo Platinum with the 2007 work program and budget. PFN is the project operator.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.

PFN’s technical team is aggressively acquiring new PGM and base metal projects in Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of May 2007.